LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON,  D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                                                                                                                WRITER’S E-MAIL

(202 274-2001                                                                                                                                                                           jgorman@luselaw.com

April 8, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington,  D.C. 20549

Attn: Era Anagnosti

               Re:  Evans Bancorp, Inc.

                       Registration Statement on Form S-1 (File No. 333-210443)

Dear Ms. Anagnosti:

On behalf of Evans Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting the Company’s responses to the comments provided in the Staff’s letter dated April 4, 2016 ("Comment Letter").  The Company is also filing Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 ("Amendment No. 1") to file changes made in response to the Comment Letter.

Description of Debt Securities, page 5

Terms of Debt Securities

1.We note in your disclosure on page 7 that your debt securities may be exchangeable for securities of “another issuer.”  Please note that even if you have an exemption available for the offer and sale of these third-party securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement.  For guidance, please refer to the Securities Act Compliance and Disclosure Interpretation 203.03 and the June 24, 1996 Morgan Stanley & Co. Incorporated no action letter.  If you wish to include the third-party securities, please give us you analysis explaining why registration under the Securities Act is not required.  If you do not wish to offer third-party securities underlying any debt securities, please remove these references from the prospectus.

Included in Amendment No. 1 is a revised prospectus with the reference to the possible issuance of debt securities that are convertible into securities of another issuer removed.  We have also removed similar references in Sections 3.01(18) of the Indenture for Senior Debt Securities and Section 3.01(18) of the Indenture for Subordinated Debt Securities.

Ex. 5.1 Legality Opinion:

2.Please have counsel revise the last paragraph of its opinion to remove the inappropriate limitation on reliance as to a person.  Refer to Section II.B.3.d of Staff Legal Bulletin N. 19(CF), dated October 14, 2011.

Counsel's opinion has been revised as requested.

*  *  *  *

We believe the foregoing is responsive to the Staff’s comments.  Please acknowledge receipt of the enclosures by date-stamping and returning the enclosed copy of this letter.  Please direct any comments or questions to the undersigned at (202) 274-2001.

Sincerely,

/s/ John J. Gorman

John J. Gorman

Enclosures

cc:David J. Nasca, President and CEO of Evans Bancorp, Inc.

Joshua Dilk, SEC Staff Attorney